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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D
ON
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Z TRIM HOLDINGS, INC.
(Name of Issuer)
Common Stock
(par value $.00005 per share)
(Title of Class of Securities)
172570103
(CUSIP Number)
April 11, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 172570103

1		NAME OF REPORTING PERSONS Gregory J. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 11,301,600
BENEFICIALLY OWNED	6	SHARED VOTING POWER 290,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 11,301,600
PERSON WITH:	8	SHARED DISPOSITIVE POWER 290,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,591,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%(1)
12		TYPE OF REPORTING PERSON IN

(1)	The percent ownership calculated is based upon an aggregate of 72,056,375 shares outstanding as of November 12, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2007.

Page 2 of 5 Pages

CUSIP No. 172570103

EXPLANATORY NOTE

        This Amendment No. 2 to Schedule 13D on Schedule 13G amends the Schedule 13D originally filed by Gregory J. Halpern on October 18, 2007 and amended on March 27, 2008, and reflects that as of the date of this filing, the Reporting Person is disclosing his beneficial ownership in Z Trim Holdings, Inc. on Schedule 13G.

*  *  *

Item 1(a).	Name of Issuer:
Z Trim Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1011 Campus Drive Mundelein, Illinois 60060

Item 2(a).	Name of Person Filing:
Gregory J. Halpern

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1713 North Player Court Vernon Hills, Illinois 60061

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock (par value $.00005 per share)

Item 2(e).	CUSIP Number:

172570103

Page 3 of 5 Pages

CUSIP No. 172570103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
[_]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned: 11,591,600
(b)	Percent of Class: 16.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 11,301,600
(ii)	shared power to vote or to direct the vote: 290,000
(iii)	sole power to dispose or to direct the disposition of: 11,301,600
(iv)	shared power to dispose or to direct the disposition of: 290,000

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 4 of 5 Pages

CUSIP No. 172570103

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2008

/s/ Gregory J. Halpern
Gregory J. Halpern

Page 5 of 5 Pages